SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
March 1st, 2007
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated March 1st, 2007

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN AND AUSTRALIA
1st March, 2007
SCOR welcomes Standard and Poor’s decision to upgrade Converium’s rating to “A-, stable outlook”
SCOR welcomes Standard and Poor’s decision to upgrade Converium’s rating to “A-, stable outlook” as of today.
This corroborates SCOR’s firm conviction that the Group resulting from the combination between SCOR and Converium will have a strong commercial position, offering its clients the level of security they expect and accelerating its strategy of profitable growth. This upgrade accelerates the “Dynamic Lift” project at the heart of the proposed Converium-SCOR combination.
This communication is not a pre-announcement within the meaning of Swiss takeover regulations and only the terms and conditions set forth in SCOR’s formal pre-announcement (the “Pre-announcement”) have any legal effect and relevance. This communication is fully qualified by the terms, conditions and information set forth in the Pre-Announcement. The Pre-announcement has been published on Bloomberg and in Le Temps and Neue Zürcher Zeitung. In addition, it is available on www.scor.com.
Furthermore, this communication does not constitute an offer to sell or to purchase securities, nor a solicitation of an offer to sell or to purchase securities, whether in the context of the public offer in Switzerland (the “Tender Offer”) on the shares of Converium Holding AG (“Converium”) or otherwise in France or in any jurisdiction where such offer, solicitation or sale may be unlawful. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, SCOR S.A. (“SCOR”) disclaims any responsibility or liability for the violation of such restrictions by any persons.
The Tender Offer will be made exclusively by way of an offer prospectus (the “Offer Prospectus”) which will be filed with the Swiss Take Over Board and will be published on Bloomberg in Switzerland. The Offer Prospectus will not be approved by nor registered with any securities regulator in any other jurisdiction. The Offer Prospectus will contain the terms and conditions of the Tender Offer, including the way the Tender Offer can be accepted and the restrictions applicable to the Tender Offer in some countries. The Tender Offer will be subject to all the terms and conditions set forth in the Offer Prospectus.
Admission to trading of the new SCOR shares on the Eurolist market by Euronext Paris S.A. will be requested by SCOR. A prospectus regarding the new SCOR shares to be issued in consideration to Converium shareholders’ contributions of their shares to the Tender Offer (the “Admission Prospectus”) and a prospectus regarding the new SCOR shares to be issued in consideration to the contributions by Patinex AG and by Alecta pensionsförsäkring, ömsesidigt of their Converium shares (the “Document E”) will be registered with the French Autorité des Marchés Financiers (the “AMF”). The publication and the availability of the Admission Prospectus and the Document E will be announced by a press release published on SCOR’s website (www.scor.com) and on the AMF’s website (www.amf-france.org), as well as on Company News (www.companynewsgroup.com). The Admission Prospectus will be published and made available at the latest the first day of the offer period. The Document E will be published and made available at the latest 15 days prior to the SCOR’s shareholders meeting called to approve the contributions. The Admission Prospectus and the Document E will be available without charges at SCOR’s corporate headquarters, 1, avenue du Général de Gaulle, 92 800 Puteaux, France. The Admission Prospectus and the Document E will also be available on SCOR’s website and on the AMF’s website. Copies of the Admission Prospectus and of the Document E will be addressed without charge upon request.
U.S. Restrictions
The Tender Offer will not be made in or into the United States of America and may only be accepted outside the United States. Accordingly, the information contained herein is not for publication or distribution in, into or from the United States, and persons receiving such information (including custodians, nominees and trustees) must not distribute or send it into or from the United States. The Tender Offer will not be extended to American Depository Shares representing rights to receive Converium Shares. This communication is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. SCOR will not register or offer its securities, or otherwise conduct the Tender Offer, in the United States or to U.S. persons.

U.K. Restrictions
Promotion of the shares of SCOR (the “SCOR Shares”) in the United Kingdom is restricted by the Financial Services and Markets Act 2000, and accordingly the SCOR Shares are not being promoted to the general public in the United Kingdom. This communication is to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2)(a) to (d) (“high net worth entities, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., this communication is not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
Forward looking statements Certain statements contained herein are forward-looking statements, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to differ from any future results, performance, achievements or prospects expressed or implied by such statements, including the risk that the combination of SCOR and Converium may not be consummated. Such factors include, among others: the costs related to the transaction; the inability to obtain, or meet conditions imposed by, the required governmental and regulatory approvals and consents; the risk that the businesses of SCOR and Converium will not be integrated successfully; other risks and uncertainties affecting SCOR and Converium including, without limitation, the risk of future catastrophic events, economic and market developments, regulatory actions and developments, litigations and other proceedings. This list is not exhaustive. Please refer to SCOR’s document de référence filed with the AMF on March 27, 2006 under number D.06-159, as amended, for a description of certain additional important factors, risks and uncertainties that may affect the business of the SCOR group.
SCOR and Converium operate in a continually changing environment and new risks emerge continually. SCOR does not undertake and expressly disclaims any obligation to update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.